

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 22, 2015

Thomas Tang
Chief Executive Officer
Arem Pacific Corporation
47 Mount Pleasant Road
Nunawading, Victoria
Australia 3131

      Re: **Arem Pacific Corporation**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed December 18, 2015
             File No. 333-207099

Dear Mr. Tang:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, we note that ShineWing Australia audited your financial statements for the years ended June 30, 2015 and 2014. It does not appear that ShineWing Australia was registered with the PCAOB at the date their audit report was signed. Please note that a registrant's financial statements audited by a non-registered firm are considered to be "not audited," and that a registration statement containing such financial statements is deemed substantially deficient. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies and file financial statements re-audited by a firm registered with the PCAOB.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

             Sincerely,

             /s/ Larry Spirgel

             Larry Spirgel
             Assistant Director
             AD Office 11 – Telecommunications

cc: Daniel H. Luciano, Esq.